Exhibit 99.1

Risks Related to Our Business

Recently enacted federal law imposes a moratorium until June 8, 2005 on the development of physician-owned specialty hospitals and restricts some activities of existing specialty hospitals.

     The federal physician self-referral law, commonly referred to as the Stark Law, generally prohibits a physician from making a referral for designated health services, including some radiology services and inpatient and outpatient services, to hospitals or other providers with which the physician has a financial relationship unless the relationship meets the criteria of a specified exception. There are various exceptions to the general self-referral prohibition, one of which permits physicians to make a referral to a hospital in which he or she has an ownership interest if (1) the physician is authorized to perform services at that hospital and (2) the ownership interest is in the entire hospital, as opposed to a department or subdivision of the hospital. This is commonly referred to as the “whole hospital exception.”

     Through June 8, 2005, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the “Medicare Modernization Act”) prohibits reliance upon the whole hospital exception by new “specialty hospitals,” as defined by the Medicare Modernization Act, and imposes limitations on the activities of specialty hospitals in operation or under development as of November 18, 2003. Absent further congressional action, the provisions of the Medicare Modernization Act pertaining to specialty hospitals will lapse automatically on June 8, 2005.

     The Medicare Modernization Act defines the term “specialty hospital” as a hospital primarily or exclusively engaged in the care and treatment of certain specified patients, including those with a cardiac condition, and allows the Secretary of the Department of Health and Human Services, or HHS, to issue regulations or other guidance interpreting this provision of the Medicare Modernization Act. Based upon our understanding of the statute and guidance recently issued by the Centers for Medicare and Medicaid Services, or CMS, we believe that all but one of our hospitals are likely to fall within the final definition of specialty hospital.

     CMS has announced an advisory opinion process whereby interested parties may obtain a determination regarding whether a specialty hospital was under development as of November 18, 2003. We intend to utilize the advisory opinion process to confirm that our two most recently opened hospitals, Texsan Heart Hospital and Heart Hospital of Lafayette, were under development as of November 18, 2003. While we believe there is compelling evidence that both of these hospitals were under development on this date, we cannot assure you that CMS would agree with our conclusion.

     Assuming all of our hospitals are categorized as grandfathered specialty hospitals, the moratorium imposed by the Medicare Modernization Act will nonetheless prohibit each of them from taking any of the following actions prior to June 8, 2005:

•	increasing the number of physician investors existing as of November 18, 2003,

•	increasing the number of beds on the hospital’s main campus by more than 50% of the total number of beds in the hospital as of November 18, 2003 and

•	changing or adding to the hospital’s area of specialization as of November 18, 2003.

     During the moratorium period, the Medicare Payment Advisory Commission, or MedPac, in consultation with the Comptroller General of the United States and the Secretary of HHS are to conduct studies and develop recommendations addressing various aspects of specialty hospital operations and their relationship to full-service community hospitals.

     The reports on specialty hospitals to be issued by MedPac and HHS may contain findings which will influence future legislative and regulatory developments. Moreover, the regulations to be promulgated by HHS interpreting the Medicare Modernization Act, amendments to the Medicare Modernization Act, the Stark Law or other legislation could require us to modify the manner in which we establish relationships with physicians and operate or develop our hospitals. Even without further legislative or regulatory developments, the moratorium on the development of new physician-owned specialty hospitals and the limitation on bringing additional physician investors into existing specialty hospitals may adversely affect our operations by curtailing some of our hospital development activities and potentially restricting our ability to attract new physician investors.

If the anti-kickback, physician self-referral or other fraud and abuse laws are modified, interpreted differently or if other regulatory restrictions become effective, we could incur significant civil or criminal penalties and loss of reimbursement or be required to revise or restructure aspects of our business arrangements.

     The federal anti-kickback statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring items or services payable by Medicare, Medicaid or any other federal healthcare program. The anti-kickback statute also prohibits any form of remuneration in return for purchasing, leasing or ordering or arranging for or recommending the purchasing, leasing or ordering of items or services payable by these programs. The anti-kickback statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law, regulations or advisory opinions. Violations of the anti-kickback statute may result in substantial civil or criminal penalties, including criminal fines of up to $25,000 for each violation or imprisonment and civil penalties of up to $50,000 for each violation, plus three times the amount claimed and exclusion from participation in the Medicare, Medicaid and other federal healthcare reimbursement programs. Any exclusion of our hospitals or diagnostic and therapeutic facilities from these programs would result in significant reductions in revenue and would have a material adverse effect on our business.

     The requirements of the Stark Law are very complex and federal regulations have not yet been issued to implement all of its provisions. The Stark Law prohibits a physician who has a “financial relationship” with an entity from referring Medicare or Medicaid patients to that entity for certain “designated health services.” A “financial relationship” includes a direct or indirect ownership or investment interest in the entity, and a compensation arrangement between the physician and the entity. As noted above, designated health services includes some radiology services, and inpatient and outpatient services.

     There are various ownership and compensation arrangement exceptions to this self-referral prohibition. Our hospitals rely upon the whole hospital exception described above to accept referrals from physician investors. Another exception for ownership of publicly traded securities permits physicians who own shares of our common stock to make referrals to our hospitals, provided our stockholders’ equity exceeded $75.0 million at the end of its most recent fiscal year or on average during the three previous fiscal years. This exception applies if, prior to the time the physician makes a referral for a designated health service to a hospital, the physician acquired the securities on terms generally available to the public and the securities are traded on one of the major exchanges. Possible amendments to the Stark Law, the Medicare Modernization Act, the federal anti-kickback law or other applicable regulations could require us to change or adversely impact the manner in which we establish relationships with physicians to develop and operate a hospital, as well as our other business relationships such as joint ventures and physician practice management arrangements. Moreover, many states in which we operate also have adopted, or are considering adopting, similar or more restrictive physician self-referral laws. Some of these laws prohibit referrals of patients by physicians in certain cases and others require disclosure of the physician’s interest in the healthcare facility if the physician refers a patient to the facility. Some of these state laws apply even if the payment for care does not come from the government.

Reductions or changes in reimbursement from government or third-party payors could adversely impact our operating results.

     Historically, Congress and some state legislatures have, from time to time, proposed significant changes in the healthcare system. Many of these changes have resulted in limitations on, and in some cases, significant reductions in the levels of, payments to healthcare providers for services under many government reimbursement programs. Future federal and state legislation or action by government agencies may significantly reduce the payments we receive for our services to patients covered by Medicare and Medicaid. See “Business—Regulation.”

     During fiscal years 2003, 2002, and 2001, we derived, 51.6%, 52.1% and 50.3%, respectively, of our net revenue from the Medicare and Medicaid programs. We derived an even higher percentage of our net revenue in each of these fiscal years from these programs in our hospital division, which for our most recent fiscal year represented 87.8% of our net revenue. Changes in laws or regulations governing the Medicare and Medicaid programs or changes in the manner in which government agencies interpret them could adversely affect our operating results. For example, in August 2003, we were notified by one of our

Medicare fiscal intermediaries that it had been directed by CMS to change, on a retroactive and prospective basis, a methodology for determining capital cost reimbursement that we previously had been directed to use. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Results of Operations – General – Medicare Reimbursement Changes.”

     The Medicare Modernization Act makes numerous changes to the Medicare and Medicaid programs, representing the largest expansion of the Medicare program since its inception. Such modifications include provisions affecting Medicare coverage and reimbursement to hospitals. One major element of this legislation concerns the addition of programs to expand Medicare coverage of outpatient prescription drugs. While the prescription drug benefit program and its implementing regulations could have a dramatic impact upon the healthcare industry, we believe that our strategy would comply with application regulations. However, we cannot assure you that such regulations would not require us to change or would otherwise adversely impact our business and strategy.

     Our relationships with third-party payors, such as health maintenance organizations and preferred provider organizations, are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. Third-party payors have undertaken cost-containment initiatives during the past several years, including revising payment methods, monitoring healthcare expenditures and anti-fraud initiatives, that have made these relationships more difficult to establish and less profitable to maintain. We could be adversely affected in some of the markets where we operate if we are unable to establish favorable agreements with third-party payors or are unable to maintain and renew such agreements on terms at least as favorable as those currently in effect, if at all.

We may experience unanticipated delays in achieving expected operating results at our recently opened hospitals.

     In fiscal 2003, our hospital division accounted for 87.8% of our net revenue, and we expect this percentage to increase as we ramp-up operations at our recently opened hospitals. Opening a new hospital requires us to incur operating losses for a period of time. Our initial rate of growth in local market share and net revenue varies from market to market depending upon the time of year the hospital opens, our ability to educate physicians in the market about the benefits of our approach to patient care, the patient demographics of a particular market, the number and type of competitors in the market and their reactions to increased competition and the number and type of payors. Moreover, as each of these hospitals are newly constructed buildings, we may incur remediation and business interruption costs associated with design or construction defects that become apparent during the first months of operation. These uncertainties make it difficult for us to accurately forecast how long it will take for a particular hospital to begin achieving positive operating results. The number of quarters required for our hospitals to begin generating operating income has ranged from one to five. However, the period of time for a new hospital to achieve positive operating results could be substantially longer. Through March 31, 2004 the cumulative operating income (loss), including pre-opening expenses, generated by our hospitals has ranged from cumulative operating income of $26.0 million to cumulative operating losses of $23.5 million.

We may experience difficulties in executing our strategy.

     Our strategy depends on our ability to identify attractive markets in which to open new facilities. We may have difficulty in identifying potential markets that satisfy our criteria for developing a new facility. Identifying physician and community hospital partners and negotiating and implementing the terms of an agreement with them can be a lengthy and complex process. As a result, we may not be able to develop new facilities at the rate we currently anticipate.

     Our growth strategy will also increase demands on our management, operational and financial information systems and other resources. To accommodate our growth, we will need to continue to implement operational and financial information systems and controls, and expand, train, manage and motivate our employees. Our personnel, information systems, procedures or controls may not adequately support our operations in the future. Failure to recruit and retain strong management, implement operational and financial information systems and controls, or expand, train, manage or motivate our workforce, could lead to delays in developing and achieving expected operating results for new facilities.

Losses incurred by new hospitals during their early years of operations could lead to volatility in our net income.

     Because our hospitals are owned as joint ventures, each hospital’s earnings and losses are generally allocated for accounting purposes to us and our physician and community hospital partners based on our and their ownership percentages in the hospital. If, however, the cumulative net losses of a hospital exceed the total of the capital we and they contributed to the hospital when we formed it and any additional amounts of capital they have agreed to contribute to the hospital, accounting principles generally accepted in the United States require us to recognize a disproportionately higher share, up to 100%, of the hospital’s losses, instead of the smaller pro-rata share of the losses that normally would be allocated to us based upon our percentage ownership. The allocation to us of a disproportionate share of a hospital’s losses would reduce our consolidated net income in that reporting period. When the same hospital has earnings in a subsequent period, a disproportionately higher share, up to 100%, of those earnings will be allocated to us to the extent we have previously recognized a disproportionate share of that hospital’s losses. The allocation to us of a greater share of a hospital’s earnings would increase our consolidated net income in that reporting period.

     The determination of our at-risk capital position is based on the specific terms of each hospital’s operating agreement, including each partner’s contributed capital and obligation to provide working capital loans, contribute additional capital, or to guarantee the outstanding obligations of the hospital. During each of our last three fiscal years, our reported earnings (losses) allocated to minority interests was $(5.5) million in 2003, $10.5 million in 2002 and $14.2 million in 2001, and would have been $(512,000), $12.5 million and $16.7 million, respectively, had we not recognized disproportionate allocations as described above. Therefore, for fiscal years 2003, 2002 and 2001 our reported income (loss) before income taxes of $(60.0) million, $27.3 million and $1.4 million, respectively, would have been $(55.0) million, $25.3 million and $(1.1) million.

     As of March 31, 2004, we had one hospital which we did not consolidate in our financial statements. As of March 31, 2004, the aggregate amount of the cumulative earnings of this one hospital was $14.4 million, and therefore no amounts were allocated to us in excess of our share of income based upon our percentage ownership. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of this risk and other aspects of our business operations and strategy that could lead to volatility in our net income.

We depend on our relationships with the physicians who use our facilities.

     Our business depends upon the efforts and success of the physicians who provide healthcare services at our facilities and the strength of our relationships with these physicians. We generally do not employ any practicing physicians at any of our hospitals or other facilities. Each member of the medical staffs at our hospitals may also serve on the medical staffs of, and practice at, hospitals not owned by us.

     At each of our hospitals, our business could be adversely affected if a significant number of key physicians or a group of physicians:

•	terminated their relationship with, or reduced their use of, our facilities,

•	failed to maintain the quality of care provided or to otherwise adhere to the legal professional standards or the legal requirements for the granting and renewal of privileges at our hospitals or other facilities,

•	suffered any damage to their reputation,

•	exited the market entirely, or

•	experienced major changes in its composition or leadership.

     Based upon our management’s general knowledge of the operations of our hospitals, we believe that, consistent with most hospitals in our industry, a significant portion of the patient admissions at most of our hospitals are attributable to approximately 20% of the total number of physicians on the hospital’s medical staff. The medical staff at each hospital ranges from 100 to 300 physicians depending upon the size of the hospital and the number of practicing physicians in the market. If we fail to maintain our relationships with the physicians in this group at a particular hospital, many of whom are investors in our hospitals, the revenues of that hospital would be reduced. None of the physicians practicing at our hospitals has a legal commitment, or any other obligation or arrangement, that requires the physician to refer patients to any of our hospitals or other facilities.

Our hospitals and other facilities face competition for patients from other healthcare companies.

     The healthcare industry is highly competitive. Our facilities face competition for patients from other providers in our markets. In some of our markets, such as Sioux Falls, South Dakota, we may have only one competitor. In other markets, such as Phoenix, Arizona, our facilities compete for patients with the inpatient and outpatient cardiovascular programs of numerous other providers in the same market. In most of our markets we compete for market share of cardiovascular and other healthcare procedures that are the focus of our facilities with three to six providers. Some of these providers are part of large for-profit or not-for-profit hospital systems with greater financial resources than we have available to us and have been operating in the markets they serve for many years. Some of the hospitals that we compete against in certain of our markets and elsewhere have attempted to use their market position and managed care networks to influence physicians not to enter into or to abandon joint ventures that own facilities such as ours by, for example, revoking the admission privileges of our physician partners at the competing hospital. These practices of “economic credentialing” appear to be on the increase. Although these practices have not been successful to date in either preventing us from developing new ventures with physicians or causing us to lose existing investors, the future inability to attract new investors or loss of a significant number of our physician partners in one or more of our existing ventures could have a material adverse effect on our business and operating results.

A shortage of qualified nurses could affect our ability to grow and deliver quality, cost-effective cardiovascular care services.

     We depend on qualified nurses to provide quality service to patients in our facilities. There is currently a shortage of qualified nurses in the markets where we operate our facilities. This shortage of qualified nurses and the more stressful working conditions it creates for those remaining in the profession are increasingly viewed as a threat to patient safety and may trigger the adoption of state and federal laws and regulations intended to reduce that risk. For example, some states have adopted or are considering legislation that would prohibit forced overtime for nurses and/or establish mandatory staffing level requirements. Growing numbers of nurses are also joining unions that threaten and sometimes call work stoppages.

     We employ between 85 and 205 nurses at each of our hospitals and between two and 20 at each our diagnostic and therapeutic facilities. When we need to hire a replacement member of our nursing staff, it can take as long as six weeks to recruit for the position. We estimate the cost of recruiting and training a replacement nurse to be between $10,000 and $20,000.

     In response to the shortage of qualified nurses, we have increased and are likely to have to continue to increase our wages and benefits to recruit and retain nurses or to engage expensive contract nurses until we hire permanent staff nurses. For example, during fiscal 2003, we experienced increases in our hourly wages paid to nursing staff at our facilities that ranged from 1.8% to 18.9%. We may not be able to increase the rates we charge to offset these increased costs. The shortage of qualified nurses has in the past and may in the future delay our ability to achieve our operational goals at a new hospital on schedule by limiting the number of patient beds available during the start-up phase of the hospital. The shortage of nurses also makes it difficult for us in some markets to reduce personnel expense at our facilities by implementing a reduction in the size of the nursing staff during periods of reduced patient admissions and procedure volumes.

We may be required to acquire and implement costly new information systems to comply with new federal and state legislative efforts and regulatory initiatives relating to patient privacy, security of medical information, and electronic transactions.

     There are currently numerous legislative and regulatory initiatives at the state and federal levels addressing concerns about the privacy and security of patient medical information and regulating the manner in which standard transactions within the healthcare industry must be processed. In particular, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, contains provisions that will require our healthcare facilities to upgrade computer systems and to adopt new business procedures designed to protect the privacy and security of each of our patient’s individual health information and to process claims and perform other healthcare transactions electronically. The security, privacy, and standard electronic transactions regulations are expected to have a significant financial impact on the healthcare industry because they impose extensive new requirements and restrictions on the use and disclosure of identifiable patient information. Much of the required upgrading of our computer systems will be done as part of the normal annual maintenance and upgrade of our software and be included in the maintenance fees we pay our software vendor. Unforeseen difficulties in complying with these and other new privacy regulations and maintaining the information systems they require could require us to spend substantial additional sums, which could have an adverse effect on our financial results during the periods those additional expenses are incurred. Additionally, if we fail to comply with the new regulations under HIPAA, we could suffer civil penalties up to $25,000 per calendar year for each violation and criminal penalties with fines up to $250,000 per violation.

If we fail to comply with the extensive laws and government regulations applicable to us, we could suffer penalties or be required to make significant changes to our operations.

     We are required to comply with extensive and complex laws and regulations at the federal, state and local government levels. These laws and regulations relate to, among other things:

•	licensure, certification and accreditation,

•	billing, coverage, and reimbursement for supplies and services,

•	relationships with physicians and other referral sources,

•	adequacy and quality of medical care,

•	quality of medical equipment and services,

•	qualifications of medical and support personnel,

•	confidentiality, maintenance and security issues associated with medical records,

•	the screening, stabilization and transfer of patients who have emergency medical conditions,

•	building codes,

•	environmental protection,

•	clinical research,

•	operating policies and procedures, and

•	addition of facilities and services.

     Many of these laws and regulations are expansive, and we do not always have the benefit of significant regulatory or judicial interpretation of them. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

     If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including:

•	criminal penalties,

•	civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our facilities, and

•	exclusion of one or more of our facilities from participation in the Medicare, Medicaid and other federal and state healthcare programs.

     A number of initiatives have been proposed during the past several years to reform various aspects of the healthcare system at the federal level and in the states in which we operate. Current or future legislative initiatives, government regulations or other government actions may have a material adverse effect on us.

Other companies within the healthcare industry continue to be the subject of federal and state investigations, which increases the risk that we may become subject to investigations in the future.

     Both federal and state government agencies as well as private payors have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare organizations including hospital companies. These investigations relate to a wide variety of topics, including:

•	cost reporting, charge structure and billing practices,

•	quality of care,

•	financial relationships with referral sources, and

•	medical necessity of services provided.

     In addition, the Office of Inspector General and the U.S. Department of Justice have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Moreover, healthcare providers are subject to civil and criminal false claims laws, including the federal False Claims Act, which allows private parties to bring what are called whistleblower lawsuits against private companies doing business with or receiving reimbursement under government programs. These are sometimes referred to as “qui tam” lawsuits. Because qui tam lawsuits are filed under seal, we could be named in one or more such lawsuits of which we are not aware. Defendants determined to be liable under the False Claims Act may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Typically, each fraudulent bill submitted by a provider is considered a separate false claim, and thus the penalties under a false claim case may be substantial. Liability arises when an entity knowingly submits a false claim for reimbursement to a federal health care program. In some cases, whistleblowers or the federal government have taken the position that providers who allegedly have violated other statutes, such as the anti-kickback statute or the Stark Law, have thereby submitted false claims under the False Claims Act.

     Some states have adopted similar state whistleblower and false claims provisions. Publicity associated with the substantial amounts paid by other healthcare providers to settle these lawsuits may encourage current and former employees of ours and other healthcare providers to seek to bring more whistleblower lawsuits. Some of our activities could become the subject of governmental investigations or inquiries. For example, we have significant Medicare and Medicaid billings, and hospital and other healthcare facility arrangements involving physician investors. We are not aware of any current governmental investigations specifically involving any of our facilities, our executives or managers. Any future investigations of us, our executives or managers could result in significant liabilities or penalties to us, as well as adverse publicity. See “Business — Regulation.”

If laws governing the corporate practice of medicine change, we may be required to restructure some of our relationships.

     The laws of various states in which we operate or may operate in the future do not permit business corporations to practice medicine, exercise control over physicians who practice medicine or engage in various business practices, such as fee-splitting with physicians. The interpretation and enforcement of these laws vary significantly from state to state. We are not required to obtain a license to practice medicine in any jurisdiction in which we own or operate a hospital or other facility because our facilities are not engaged in the practice of medicine. The physicians who use our facilities to provide care to their patients are individually licensed to practice medicine. In most instances, the physicians and physician group practices are not affiliated with us other than through the physicians’ ownership interests in the hospitals and through the service and lease agreements we have with some of these physicians. Should the interpretation, enforcement or laws of the states in which we operate or may operate change, we cannot assure you that such changes would not require us to restructure some of our physician relationships.

If laws governing our consulting and management relationships with physicians change, we may be required to restructure some of these relationships.

     We also provide consulting and management services to some physicians and physician group practices. Although we believe that our arrangements with these and other physicians and physician group practices comply with applicable laws, we cannot assure you that a government agency charged with enforcement of these laws, or a private party, might not assert a contrary position. If our arrangements with these physicians and physician group practices were deemed to violate state corporate practice of medicine, fee-splitting or similar laws, or if new laws were enacted rendering these arrangements illegal, we may be required to restructure our relationships with physicians and physician groups which may have a material adverse effect on our business.

If government laws or regulations change or the enforcement or interpretation of them change, we may be obligated to purchase some or all of the ownership interests of the physicians associated with us.

     Changes in government regulation or changes in the enforcement or interpretation of existing laws or regulations could obligate us to purchase at the then fair market value some or all of the ownership interests of the physicians who have invested in the ventures that own and operate our hospitals. Regulatory changes that could create this obligation include changes that:

•	make illegal the referral of Medicare or other patients to our hospitals by physicians affiliated with us,

•	create the substantial likelihood that cash distributions from the hospitals to our physician partners will be illegal, or

•	make illegal the ownership by our physician partners of their interests in the hospitals.

     Physician ownership of our hospitals ranges from 21.3% to 49.0%. From time to time, we may voluntarily seek to increase our ownership interest in one or more of our hospitals, in accordance with the limitations imposed by the Medicare Modernization Act. We may seek to use shares of our common stock to purchase physicians’ ownership interests instead of cash. If the use of our stock is not permitted or attractive to us or our physician partners, we may use cash or promissory notes to purchase the physicians’ ownership interests. Our existing capital resources may not be sufficient for the acquisition or the use of cash may limit our ability to use our capital resources elsewhere, limiting our growth and impairing our operations. The creation of these obligations and the possible adverse effect on our affiliation with these physicians could have a material adverse effect on us.

We may have fiduciary duties to our partners that may prevent us from acting solely in our best interests.

     We hold our ownership interests in hospitals and other healthcare businesses through ventures organized as limited liability companies or limited partnerships. As general partner, manager or owner of the majority interest in these entities, we may have special legal responsibilities, known as fiduciary duties, to our partners who own an interest in a particular entity. Our fiduciary duties include not only a duty of care and a duty of full disclosure but also a duty to act in good faith at all times as manager or general partner of the limited liability company or limited partnership. This duty of good faith includes primarily an obligation to act in the best interest of each business, without being influenced by any conflict of interest we may have as a result of our own business interests.

     We also have a duty to operate our business for the benefit of our stockholders. As a result, we may encounter conflicts between our fiduciary duties to our partners in our hospitals and other healthcare businesses, and our responsibility to our stockholders. For example, we have entered into management agreements to provide management services to our hospitals in exchange for a fee. Disputes may arise with our partners as to the nature of the services to be provided or the amount of the fee to be paid. In these cases, as manager or general partner we may be obligated to exercise reasonable, good faith judgment to resolve the disputes and may not be free to act solely in our own best interests or the interests of our stockholders. We cannot assure you that any dispute between us and our partners with respect to a particular business decision or regarding the interpretation of the provisions of the hospital operating agreement will be resolved or that, as a result of our fiduciary duties, any dispute resolution will be on terms favorable or satisfactory to us.

Material decisions regarding the operations of our facilities require consent of our physician and community hospital partners, and we may be unable as a result to take actions that we believe are in our best interest.

     The physician and community hospital partners in our healthcare businesses participate in material strategic and operating decisions we make for these facilities. They may do so through their representatives on the governing board of the subsidiary that owns the hospital or a requirement in the governing documents that we obtain the consent of their representatives before taking specified material actions. These actions may include such matters as employing key members of the management team, adopting the annual operating budget and making capital expenditures in excess of specified amounts. We must also generally obtain the consent of our physician and other hospital partners or their representatives before making any material amendments to the operating or partnership agreement for the business or admitting additional members or partners. Although they have not done so to date, these rights to approve material decisions could in the future limit our ability to take actions that we believe are in our best interest and the best interest of the business. We may not be able to resolve favorably, or at all, any dispute regarding material decisions with our physician or other hospital partners.

Uninsured risks from legal actions related to professional liability could adversely affect our cash flow and operating results.

     In recent years, physicians, hospitals, diagnostic centers and other healthcare providers have become subject, in the normal course of business, to an increasing number of legal actions alleging negligence in performing services, negligence in allowing unqualified physicians to perform services or other legal theories as a basis for liability. Many of these actions involve large monetary claims and significant defense costs. We may be subject to such legal actions even though a particular physician at our hospitals or other facilities is not our employee and the governing documents for the medical staffs of each of our hospitals require physicians who provide services, or conduct procedures, at our hospitals to meet all licensing and specialty credentialing requirements and to maintain their own professional liability insurance.

     On June 1, 2002, our three-year combined insurance policy that provided medical malpractice claims coverage on a claims-made, first-dollar basis expired, and we entered into a new partially self-insured coverage program. At that time, we purchased a tail insurance policy to provide first-dollar coverage for claims incurred prior to June 1, 2002, but not reported as of that date under the expired claims-made policy. We recognized the full cost of the tail insurance policy as an operating expense in the third quarter of fiscal 2002 as required by generally accepted accounting principles in the United States. From June 1, 2002 through May 31, 2003, we were partially self-insured under a claims-made policy providing coverage for claim amounts in excess of $2.0 million of retained liability per claim. Effective June 1, 2003, we entered into a new one-year claims-made policy providing coverage for claim amounts in excess of $3.0 million of retained liability per claim, subject to $5.0 million of retained liability per claim for the first two claims reported during the policy year at one of our hospitals. There can be no assurance that we will be able to renew our current one-year policy when it expires on acceptable terms, or at all. We have established a reserve for malpractice claims based on actuarial estimates made by an independent third party, who based the estimates on our historical experience with malpractice claims and assumptions about future events. Due to the considerable variability that is inherent in such estimates, including such factors as changes in medical costs and changes in actual experience, there is a reasonable possibility that the recorded estimates will change by a material amount in the near term. Also, there can be no assurance that the ultimate liability we experience under our self-insured retention for medical malpractice claims will not exceed our estimates. It is also possible that such claims could exceed the scope of coverage, or that coverage could be denied.

     We expect that both the higher premium costs and the self-insured retention under our professional liability risk programs will increase our other operating expenses during the next twelve months. In addition, we expect that, over time, our premium costs and our self-insured retention will increase both due to increasing costs in the insurance industry, as well as due to our opening of new facilities. There is no assurance that necessary excess coverage will be available.

Our results of operations may be adversely affected from time to time by new medical device technologies.

     One major element of our business model is to focus on the treatment of patients suffering from cardiovascular disease. Our commitment and that of our physician partners to treating cardiovascular disease often requires us to purchase newly approved pharmaceuticals and devices that have been developed by pharmaceutical and device manufacturers to treat cardiovascular disease. At times, these new technologies receive required regulatory approval and become widely available to the healthcare market prior to becoming eligible for reimbursement by government and other payors. In addition, the clinical application of existing technologies may expand, resulting in their increased utilization. We cannot predict when new technologies will be available to the marketplace, the rate of acceptance of the new technologies by physicians who practice at our hospitals, and when or if, government and third-party payors will provide adequate reimbursement to compensate us for all or some of the additional cost required to purchase new technologies. As such, our results of operations may be adversely affected from time to time by the additional, unreimbursed cost of these new technologies.

     For example, in April 2003 the Federal Drug Administration, or FDA, approved the use of drug-eluting stents in certain cardiovascular procedures. Prior to the FDA’s approval, Medicare approved two temporary diagnosis related groups, or DRGs, to provide additional reimbursement for cardiac procedures in which drug-eluting stents are utilized. However, we are not yet able to determine if the additional reimbursement provided by the two temporary DRGs will adequately compensate us for the additional supply cost associated with the utilization of drug-eluting stents by physicians who practice in our hospitals. In addition, the utilization of automatic interior cardiac devices, or AICDs, has increased due to their clinical efficacy in treating certain types of cardiovascular disease. AICDs are high-cost cardiac devices that cost often exceeds the related reimbursement. We are unable to determine if the reimbursement for these procedures will increase to a level necessary to consistently reimburse us for the cost of the devices.

     In addition, advances in alternative cardiovascular treatments or in cardiovascular disease prevention techniques could reduce demand or eliminate the need for some of the services provided at our facilities, which could adversely affect our results of operations.

If any of the particular markets in which we operate, the southwestern region of the United States or the United States as a whole, experiences an economic downturn, our results of operations may be adversely affected.

     A majority of our hospitals are located in the southwestern United States. Any material change in the current demographic, economic, competitive or regulatory conditions in this region, a particular market in which one of our other hospitals operates or the United States in general could adversely affect our operating results. In particular, if economic conditions deteriorate in one or more of these markets, we may experience a shift in payor mix arising from patients’ loss of or changes in employer-provided health insurance resulting in higher co-payments and deductibles or an increased number of uninsured patients. This change in payor mix may generate accounts receivable that are more difficult to collect than accounts receivable from third-party payors and increase our bad debt expense in the periods affected.

We depend heavily on our senior management personnel, and a loss of the services of one or more of them could impair the execution of our strategy and adversely affect our operating results.

     We have been, and will continue to be, dependent upon the services and management experience of our executive officers. If one of our executive officers was to resign his or her position or otherwise be unable to serve, the execution of our strategy could be impaired and our operating results may be adversely affected.